1Q15	2Q15	3Q15	4Q15	Total FY2015
	Affiliated Broker(s)
Transamerica Morgan Stanley Capital Growth VP
$27.50 	 $-   	 $-   	 $-   	 $27.50 	BIDS(Q1)
Transamerica Morgan Stanley Mid Cap Growth VP
$83.06 	 $-   	 $-   	 $-   	 $83.06 	BIDS(Q1)